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MAR 08 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-A013620-J

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEITMAN SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

191 NORTH WACKER DRIVE - SUITE 2500

(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE J. CHRISTENSEN MANAGER (312) - 251 - 4827

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP

(Name – *if individual, state last, first, middle name*)

111 SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, THOMAS D. McCARTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEITMAN SECURITIES LLC, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

As of February 26, 2021, notarization is unable to be obtained due to the COVID-19 pandemic.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Deloitte.

Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Heitman Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heitman Securities LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I, II, and III listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 26, 2021

We have served as the Company's auditor since 2018.

Financial Statements

Statement of Financial Condition, December 31, 2020

Assets		
Cash and cash equivalents	$	315,972
Placement fee receivables		107,067
Investment in stock		39,822
Other assets		8,425
Total assets	**$**	**471,286**

Liabilities and Member's Equity		
Accounts payable	$	13,125
Due to Parent		201,276
Member's equity		256,885
Total liabilities and member's equity	**$**	**471,286**

See accompanying notes to financial statements.

Statement of Operations, Year ended December 31, 2020

Revenue:		
Placement fees	$	65,417
Unrealized gain on investment in stock		7,692
Dividend income		1,842
Interest income		326
Total revenue		**75,277**
Expenses:		
Audit fees		26,800
Annual license fees		3,925
Corporate allocation		46,100
State income taxes		800
Other		5,573
Total expenses		**83,198**
Net loss	**$**	**(7,921)**

See accompanying notes to financial statements.

Statement of Changes in Member's Equity, Year ended December 31, 2020

Balance – January 1, 2020	$	214,806
Capital contributions		50,000
Net loss		(7,921)
Balance – December 31, 2020	**$**	**256,885**

See accompanying notes to financial statements.

Statement of Cash Flows, Year ended December 31, 2020

Cash flows provided by operating activities:		
Net loss	$	(7,921)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in due to Parent		69,375
Increase in placement fee receivables		(15,417)
Increase in investment in stock		(7,692)
Decrease in dividend receivable		1,176
Decrease in other assets		288
Increase in accounts payable		13,125
Net cash provided by operating activities		52,934
Cash flows from financing activity:		
Capital contributions		50,000
Net cash provided by financing activity		50,000
Net increase in cash and cash equivalents		102,934
Cash and cash equivalents at beginning of year		**213,038**
Cash and cash equivalents at end of year	**$**	**315,972**

Supplemental disclosure of income taxes paid:		
State income taxes	$	800

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are KE I LLC and KE 2 LLC, limited liability companies consisting of employees of HLLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company earns fees from affiliates for services it provides as a placement agent with respect to marketing interests in limited partnerships and similar vehicles sponsored by such affiliates.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments to be cash equivalents with original maturities of three months or less, including $285,340 in a money market account fund. The money market fund is considered to use a level 1 input on the fair value hierarchy.

(d) Revenue Recognition

Revenue includes fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates. Revenue is recognized as the performance obligations are satisfied under reasonable, estimated terms.

As of December 31, 2020, $142,933 of placement fee revenue on existing contracts has yet to be earned and will be recognized in future periods.

Revenue also includes gain or loss on investments.

Dividend income is recorded on the ex-date.

2. Income Taxes

The Company is a single-member limited liability company. No provision for income taxes is made in the accompanying financial statements since the Company is treated as a disregarded entity for federal income tax purposes. In certain instances, the Company may be subject to certain state and local taxes which are not material to the financial statements. HFSL, the sole member of the Company, is also a disregarded entity for federal income tax purposes. Therefore, the members of HLLC, a partnership, would be responsible for recording the Company's income (loss) on their income tax returns. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2020.

The Company is registered with the State of California and has paid the required yearly tax payment of $800 to the corresponding Franchise Tax Board. For the year ended December 31, 2020, the Company had state income tax expense of $800, which is included in the statement of operations.

3. Rule 15c3-3

The Company no longer claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(i). Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent

and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020, the Company had net capital of $129,713, which was $115,420 in excess of its required capital of $14,293. The Company had aggregate indebtedness of $214,401 at December 31, 2020.

5. Investment in Stock

During 2018, the Company learned that its investment in stock had been turned over to the State of Illinois. On September 16, 2020, the Company recovered its investment in stock. As of December 31, 2020, the Company has reflected the investment in stock in the accompanying statement of financial condition.

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices of the underlying shares of stock. Pursuant to Financial Accounting Standards Board Accounting Standard Codification ("ASC") 820, Fair Value Measurements, the Company values stock using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Additionally, pursuant to ASC 940, Financial Services – Broker and Dealer, gains and losses that are composed of both realized and unrealized gains and losses shall be presented net in the statement of operations.

6. Transactions with Affiliates

(a) Due to Parent

The Company had a balance due to HLLC of $131,901 as of December 31, 2019 for costs incurred by the Company but paid by HLLC. During 2020, an additional $69,375 in costs were incurred, resulting in a balance due to HLLC of $201,276 as of December 31, 2020. This balance is reflected as Due to Parent in the accompanying statement of financial condition.

The Parent has agreed to provide financial support to the Company, as needed, to satisfy all liabilities and future obligations of the Company until at least June 30, 2022.

(b) Placement Fee Receivables

As referenced in the Revenue Recognition Footnote 1(d), Revenue includes fees from affiliates for services it provides as a placement agent with respect to marketing limited partnerships and similar vehicles sponsored by such affiliates.

The Company had a placement fee receivable balance of $91,650 as of December 31, 2019. During 2020, the Company earned an additional $65,417 in placement fee revenue and received $50,000 in cash payments, resulting in a placement fee receivable balance of $107,067 as of December 31, 2020. This balance is reflected as Placement Fee Receivables in the accompanying statement of financial condition.

(c) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2016, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	7,301
Professional fees		384
Telephone		192
Office supplies		144
Equipment rental and repairs		144
Insurance and taxes		240
Postage and freight		96
Miscellaneous other		144
Rent		769
Depreciation and amortization		192
Total overhead allocated		9,606
Compliance coordinator		28,809
Anti Money Laundering compliance activities		7,685
Total annual charges	$	46,100

These costs are considered noninterest-bearing loans that are repayable on demand but in no event later than December 31, 2021. The $46,100 of allocated costs for 2020 are included in the $69,375 total costs incurred as described above, and are part of the Due to Parent balance on the statement of financial condition.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

7. Commitments and Contingencies

In the ordinary course of business, there are various claims and lawsuits brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

8. Subsequent Events

Subsequent to December 31, 2020 and through February 26, 2021, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

Supplementary Schedules

Schedule I – Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, December 31, 2020

Total member's equity	$	256,885
Less nonallowable assets		115,492
Net capital before haircuts		141,393
Haircuts on exempt securities (cash equivalents)		5,707
Haircuts on other securities		5,973
Net capital		129,713
Net capital required (the greater of $5,000 or 6⅔% of aggregate indebtedness)		14,293
Excess net capital	**$**	**115,420**
Aggregate indebtedness	$	214,401
Ratio of aggregate indebtedness to net capital		1.65

There are no material differences between the preceding computation and the Company's corresponding amended unaudited part II of Form X-17A-5 as of December 31, 2020, which was filed on February 26, 2021.

Schedule II – Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2020

The Company no longer claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of Rule 15c3-3.

Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule III – Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, December 31, 2020

The Company no longer claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of Rule 15c3-3.

Instead, the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activity exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.